Filed by International Game Technology PLC (SEC File No. 001-36906) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: International Game Technology PLC (SEC File No. 001-36906) Voyager Q&A – General (Batch No. 2) Last Updated April 22, 2024 I’ve heard quite a few references to “SpinCo,” “RemainCo” and “CombineCo.” Can you clarify what these phrases mean? • SpinCo refers to the company that will hold the IGT Global Gaming and PlayDigital businesses and be spun off/distributed and merged with Everi. • RemainCo refers to our standalone Global Lottery business and associated corporate functions once Global Gaming and PlayDigital have been spun off to IGT shareholders and merged with Everi. RemainCo is not the name nor brand of our future-state lottery business. A multifaceted project is underway to create not just a new brand identity for Global Lottery, but also to redefine the organization’s vision, mission, values, its brand promise to customers and key stakeholders, and its brand purpose for employees. • CombineCo refers to Everi and SpinCo after the spin/distribution and merger. CombineCo will take the IGT name and brand. CombineCo may also be used interchangeably MergeCo. After the spin/distribution and merger, RemainCo will continue to hold the Global Lottery business but will change its name and brand. A branding exercise is underway to determine a new identity for our lottery operations. We look forward to sharing more about this work in the months to come. As a reminder, for a closing of the spin/distribution and merger to occur, certain conditions must be satisfied, including antitrust clearance, granting of gaming and financial services regulatory approvals, and approvals by IGT PLC shareholders and Everi stockholders. Will iLottery be part of the remaining lottery organization, or the combined gaming enterprise?

-2- iLottery will be part of the remaining lottery organization. The expansion of iLottery represents a growth opportunity for our business, both in terms of content and systems. Our iLottery sales grew by 40% between 2022 and 2023, driven mostly by organic growth in existing markets. We are optimistic about the potential to continue this growth in areas where we currently conduct business and in new jurisdictions. Prior to the GTECH acquisition, IGT competed in the lottery market in jurisdictions such as Oregon. Will the new IGT still compete in this market? RemainCo and CombineCo (through SpinCo) will continue to support the Oregon Lottery. RemainCo will continue to provide traditional lottery services including instant ticket printing, facilities management/systems, and lottery terminals. CombineCo (through SpinCo) will continue providing video lottery terminals (VLTs) and video lottery central system services. How was the New York Lottery situation overcome, where Everi has the central system but lottery regulations forbid the system vendor from also being a game provider? The Lottery regulations do not forbid the VLT system vendor from also being a VLT game provider. However, requests for proposal for the VLT system contract (to which Everi is a party) and the VLT contract (to which SpinCo is a party) contain provisions that could be read to forbid the system vendor from also being a game provider. IGT PLC and Everi are each independently developing a plan to address such provisions in an effort to allow CombineCo to continue to provide the VLT system and VLTs once the transaction closes. Where does Northstar New Jersey fall? Will NSNJ be part of IGT, or the remaining lottery organization? Northstar New Jersey, like our organization in Indiana, operates under a lottery management agreement (LMA) whereby Global Lottery personnel handle marketing and sales efforts for the state lottery. Our LMA operations will remain with Global Lottery (i.e., RemainCo). Will the lottery division still have access to the IGT slots categories in terms of omnichannel products (iLottery, instants, draw, etc ...)? Third-party content, such as Wheel of Fortune, will continue to be licensed by SpinCo, which will sublicense third-party content to RemainCo to be used in the Global Lottery business. How will the transaction change the relationships between gaming and lottery in those jurisdictions where lottery is using remote game servers for eInstant/digital games?

-3- The software code for remote game servers (RGS) was previously separated for use by Global Lottery and PlayDigital. The documentation for the transaction will formalize the terms of the separation. Where do we see Advantage/systems going? What technologies/synergies does Everi bring? Global Gaming's Advantage casino management system solution is a key strength of SpinCo. Everi does not currently offer a casino management system solution. We are excited to explore the possibility of integrating Advantage with Everi's financial technology (fintech) products. What are the future plans for our electronic table games (ETG) platform? We are very proud of the strides we continue to make within this space, including the recently launched Mesa 4k terminal and an updated, soon-to-be revealed user interface. Everi does not currently offer ETG products. Do we anticipate G2E 2024 will present both companies, collectively — one booth with combined products? Until the transaction closes, IGT PLC and Everi remain separate companies, and leaders of both organizations will continue to operate them independently. It is expected that G2E will occur before the transaction closes, so both companies will showcase separately at G2E and all other trade shows and conventions that occur before the transaction closes. Will there be any contact between IGT and Everi employees prior to closing the deal? / Could we arrange a developer discussion with the Everi team prior to finalizing this agreement? This would enable us to gain insights into their development practices and tools, facilitating our efforts to identify the optimal solutions for our future endeavors. It is important to remember that IGT PLC and Everi are, and will remain, separate companies until the transaction closes. We cannot create the impression in customers, vendors, or other business partners that the parties have started to merge before all approvals have been granted. The extent of interaction between the companies must be limited to integration planning. A third-party consulting firm is assisting with these efforts, coordinating integration workstreams dedicated to key areas of our businesses such as manufacturing, sales, IT, technology, finance/accounting, P&T and marketing. If you have any questions about contact with Everi employees prior to closing, please reach out to the transaction management office. How does Everi’s financial technology services affect our IGT Pay solution? Does IGT Pay transition to lottery?

-4- IGT Pay will be separated such that Global Lottery (RemainCo) and Global Gaming/PlayDigital (SpinCo) will continue to be able to offer IGT Pay (which RemainCo will rebrand) to customers. We see IGT Pay as complementary to Everi's fintech solutions. What can we expect the impact of this transaction to have on gaming contracts? We expect very few, if any, gaming contracts to be negatively impacted by the transaction. How will this affect the manufacturing of gaming machines? Will it remain split between Reno, Nevada, United States, and Guadalajara, Mexico? Integration planning will include an assessment of the manufacturing operations and processes of Global Gaming and Everi. The goal is to ensure that CombineCo continues to produce high-quality products that resonate with players while being competitive in the markets where it operates. We understand the desire for clarity in this area, along with all other facets of integration, and we are committed to providing as much information as we can as soon as we can. It may be early in the process, but what is the plan for combining gaming operations, especially in delivery? Integration planning will include an assessment of gaming operations. We understand the desire for clarity in this area, along with all other facets of integration, and we are committed to providing as much information as we can as soon as we can. Will employees work at the new facility Everi built in Las Vegas, or continue to work at IGT’s offices? Integration planning will include an assessment of the facilities of Global Gaming, PlayDigital and Everi. We look forward to providing more information in the future. What does the Global Gaming umbrella include? Game studios? Global Gaming includes game studios, gaming technology, electronic gaming machines (including VLT) and systems (casino management and video lottery) sales and support, electronic gaming machines (including VLT), game development and global manufacturing and services. I'd like to better understand if regional compartmentalization in the gaming business will continue as is (studios, corporate functions all over the world) or if we can expect changes in that regard? We are assessing organizational matters as part of integration planning. We will make changes to operate efficiently and competitively. What is the vision for the structures of studios integrating with Everi?

-5- Global Gaming already has an impressive global studios footprint, and combining these operations with Everi will complement the current global studios footprint and allow for international distribution of Everi’s content. We believe our studio organization will benefit from the transaction. Additional Information and Where to Find It In connection with the proposed transaction (the “Proposed Transaction”) between Everi Holdings Inc. (“Everi”), International Game Technology PLC (“IGT”), Ignite Rotate LLC (“Spinco”) and Ember Sub LLC (“Merger Sub”), Everi, IGT and Spinco will file relevant materials with the Securities and Exchange Commission (“SEC”). Everi will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus relating to the Proposed Transaction, which will constitute a proxy statement and prospectus of Everi and a proxy statement of IGT. A definitive proxy statement/prospectus will be mailed to stockholders of Everi and a definitive proxy statement will be mailed to shareholders of IGT. INVESTORS AND SECURITY HOLDERS OF EVERI ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF IGT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERI, IGT AND SPINCO, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Everi or IGT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Everi will be available free of charge on Everi’s website at www.everi.com or by contacting Everi’s Investor Relations Department at Everi Holdings Inc., Investor Relations, 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113. Copies of the documents filed with the SEC by IGT will be available free of charge on IGT’s website at www.igt.com or by contacting IGT’s Investor Relations Department at International Game Technology PLC, Investor Relations, 10 Memorial Boulevard, Providence, RI 02903. No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Everi, IGT, Spinco or Merger Sub, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Everi or IGT. However, Everi and IGT and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction. Information about the directors and executive officers of Everi may be found in its most recent Annual Report on Form 10-K and in its most recent proxy statement for its annual meeting of stockholders, in each case as filed with the SEC. Information about the directors, executive officers and members of senior management of IGT is set forth in its most recent Annual Report on Form 20-F as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Everi, IGT and the proposed spin-off of IGT's Global Gaming and PlayDigital Businesses (the “Spinco Business”), and the proposed acquisition of the

-6- Spinco Business by Everi. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of Everi, IGT, the Spinco Business, or the combined company. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “foresee,” “estimate,” “expect,” “intend,” “plan,” “project,” “forecast,” “may,” “will,” “would,” “could” and “should” and the negative of these terms or other similar expressions. Forward-looking statements in this communication include, among other things, statements about the potential benefits and synergies of the Proposed Transaction, including future financial and operating results, plans, objectives, expectations and intentions; and the anticipated timing of closing of the Proposed Transaction. In addition, all statements that address operating performance, events or developments that IGT expects or anticipates will occur in the future — including statements relating to creating value for stockholders and shareholders, benefits of the Proposed Transaction to customers, employees, stockholders and other constituents of the combined company and IGT, separating and integrating the companies, cost savings and the expected timetable for completing the Proposed Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results, including the actual results of Everi, IGT, the Spinco Business, or the combined company, to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied (including the failure to obtain necessary regulatory, stockholder and shareholder approvals or any necessary waivers, consents, or transfers, including for any required licenses or other agreements) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction, including the possibility that Everi and IGT may be unable to achieve the expected benefits, synergies and operating efficiencies in connection with the Proposed Transaction within the expected timeframes or at all and to successfully separate and/or integrate the Spinco Business; the ability to retain key personnel; negative effects of the announcement or the consummation of the proposed acquisition on the market price of the capital stock of Everi and IGT and on Everi and IGT’s operating results; risks relating to the value of Everi’s shares to be issued in the Proposed Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Proposed Transaction (the “Merger Agreement”); changes in the extent and characteristics of the common stockholders of Everi and ordinary shareholders of IGT and its effect pursuant to the Merger Agreement for the Proposed Transaction on the number of shares of Everi common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Everi stockholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Everi in connection with the Proposed Transaction; significant transaction costs, fees, expenses and charges (including unknown liabilities and risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects); expected or targeted future financial and operating performance and results; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or closing of the Proposed Transaction); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks relating to any resurgence of the COVID-19 pandemic or similar public health crises; risks related to competition in the gaming and lottery industry; dependence on significant licensing arrangements, customers, or other third parties; issues and costs arising from the separation and integration of acquired companies and businesses and the timing and impact of accounting adjustments; risks related to the financing of the Proposed Transaction, Everi’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the Proposed Transaction; economic changes in global markets, such as currency exchange, inflation and interest rates, and recession; government policies (including policy changes affecting the gaming industry, taxation, trade, tariffs, immigration, customs, and border actions) and other external factors that Everi and IGT cannot control; regulation and litigation matters relating to the Proposed Transaction or otherwise impacting Everi, IGT, Spinco, the combined company or the gaming industry generally; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business divestitures; effects on earnings of any significant impairment of goodwill or intangible assets; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in Everi’s Annual Report on Form 10-K on file with the SEC and from time to time in other filed reports including Everi’s Quarterly Reports on Form 10-Q, and those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Current Reports on Form 6-K.

-7- A further description of risks and uncertainties relating to Everi can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and relating to IGT can be found in its most recent Annual Report on Form 20-F and Current Reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov. IGT does not intend to update the forward-looking statements contained in this communication as the result of new information or future events or developments, except as required by law.